Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces New Financing Arrangement, Fleet Update and Share Repurchases

Singapore, October 30, 2019: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or the "Company" or “it” or “we”), a global provider of maritime transportation services in the drybulk and product tanker sectors, announced a number of transactions relating to a new financing arrangement, its fleet and share repurchases.

Further to the previously-announced financing arrangements in respect of IVS Knot and IVS Kinglet, we expect to enter into a similar financing arrangement with a Japanese shipowner in respect of the 2011-built handysize drybulk carrier, IVS Magpie, for a cash amount of $10.3 million (before commissions but net of charter pre-payments).  The Company will bareboat charter the vessel back for a period of up to 12 years and has the right, but not the obligation, to acquire the vessel from the end of the second year of the charter, with the new owner having the right, but not the obligation, to sell the vessel to the Company at the end of the 12 year charter period. The IVS Magpie constitutes part of the security package for our $100.0 million senior secured credit facility and will be released from the security package in connection with the closing of the transaction.   At closing, which is anticipated to take place in November 2019, the sale is expected to generate approximately $5.4 million of cash for the Company after settling the debt associated with the vessel. We can provide no assurances that this transaction will be concluded.

The prevailing charter agreement for our long-term chartered-in 2014-built Japanese eco supramax vessel, IVS Crimson Creek, includes a fixed period ending December 2019, with extension options covering a further two years at pre-determined charter rates. We have agreed with the owner of the vessel, subject to conclusion of charterparty documentation, to substitute the existing extension option periods and charter rates with a firm extension at a revised rate structure for a period of about 15 to 17 months from December 2019.

Pursuant to the Company’s previously approved share repurchase authority granted by shareholders at the last Annual General Meeting on May 29, 2019, the Company has acquired a combined total of 79,328 ordinary shares in the open market on NASDAQ and the JSE over the period from the end of the second fiscal quarter through and including October 29, 2019. The repurchased shares were acquired at an average price per share over such period of $5.75, or ZAR 84.13 based on an assumed ZAR/USD exchange rate of 14.63, before costs.  The timing and amount of any repurchases are in the sole discretion of the Company, and depend on legal requirements, market conditions, stock price, alternative uses of capital and other factors. Repurchases of ordinary shares may take place in privately negotiated transactions and/or open market transactions.  The repurchase authority expires at the next Annual General Meeting, unless renewed, and may be suspended or terminated by the Company at any time without prior notice.

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 17 handysize drybulk carriers and 15 supramax/ultramax drybulk carriers on the water with two chartered-in ultramax drybulk carriers under construction in Japan due be delivered in 2020. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of seven medium range tankers and two small tankers. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC.  Furthermore, there can be no assurance that the financing arrangement in respect of IVS Magpie described above will be achieved on the terms described or ultimately entered into.  Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Judit Csepregi

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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